THIRD AMENDMENT TO THE FIFTH AMENDED

AND RESTATED SYNDICATED CREDIT AGREEMENT

This Third Amendment to the Fifth Amended and Restated Syndicated Credit Agreement is dated as of April 30, 2013 between Advantage Oil & Gas Ltd., as borrower (the “Borrower”), The Bank of Nova Scotia, in its capacity as lead arranger, administrative agent and bookrunner (in such capacity, the “Agent”), National Bank of Canada, as syndication agent, Royal Bank of Canada, as documentation agent, and The Bank of Nova Scotia, National Bank of Canada, Royal Bank of Canada, Canadian Imperial Bank of Commerce, Union Bank, Canada Branch, Alberta Treasury Branches and Wells Fargo Bank, N.A., Canadian Branch, as lenders (together with certain other Persons which become lenders from time to time, the “Lenders”) and is made with reference to the Fifth Amended and Restated Syndicated Credit Agreement dated as of April 14, 2011, as amended June 17, 2011 and May 17, 2012 (as amended, the “Credit Agreement”).

RECITALS

A.           Pursuant to an asset purchase and sale agreement dated as of February 5, 2013 between the Borrower as vendor and Questfire Energy Corp. (“Questfire”) as purchaser, the Borrower has agreed to sell to Questfire certain non-core Borrowing Base Assets for consideration consisting of (1) part cash, (2) part convertible senior secured debenture in the principal amount of $44,000,000, subject to adjustment under such asset purchase agreement (the “Questfire Debenture”), and (3) part Class B Shares in the capital of Questfire (such purchase and sale transaction being the “Questfire Transaction”).

B.           Upon the completion of the Questfire Transaction, and on and subject to the terms hereof, the Borrowing Base Limit will be revised from Cdn. $300,000,000 to Cdn. $230,000,000.

C.           The Borrower, the Agent and the Lenders wish to amend the Credit Agreement to extend the Term Conversion Date by 364 days, reduce the Authorized Revolving Amount and Borrowing Base Limit effective upon the completion of the Questfire Transaction, and make certain other amendments, which amendments shall be on the terms and subject to the conditions contained in this Amending Agreement.

NOW THEREFORE for good and valuable consideration, including the agreements, provisions and covenants herein contained, the receipt and sufficiency of which is acknowledged by the Parties to this Amending Agreement, the Parties agree as follows:

1.                           INTERPRETATION

1.1                         Capitalized Terms from the Credit Agreement. Where capitalized terms are used in this Amending Agreement but not defined, they shall have the definitions given to them in the Credit Agreement.

1.2                         Capitalized Terms in this Amending Agreement. The following capitalized terms shall have the definitions set out below:

(a)          “Agent” is defined in the preamble of this Amending Agreement.

(b)          “Amended Credit Agreement” is defined in Section 4.1(a).

(c)          “Amending Agreement” means this third amendment to the Credit Agreement.

(d)          “Borrower” is defined in the preamble of this Amending Agreement.

(e)          “Closing” is defined in Section 3.1.

(f)          “Credit Agreement” is defined in the preamble of this Amending Agreement.

(g)          “Current Commitment” means the Commitment of each Lender under the Credit Facility prior to the completion of the Questfire Transaction, which for clarity are set out on Appendix 1.

(h)          “Lenders” is defined in the preamble of this Amending Agreement.

(i)          “New Authorized Revolving Amount” means Cdn. $210,000,000, being the revised Authorized Revolving Amount upon the completion of the Questfire Transaction.

(j)          “New Commitment” means the Commitment of each Lender under the Credit Facility upon the completion of the Questfire Transaction as set out in Appendix 2.

(k)           “Parties” means the Borrower, the Agent and the Lenders.

(l)          “Questfire” is defined in Recital A.

(m)          “Questfire Debenture” is defined in Recital A.

(n)          “Questfire Transaction” is defined in Recital A.

(o)          “Third Amendment Closing Date” means the date on which the Closing occurs.

1.3                         References to the Credit Agreement and the Other Loan Documents. For greater certainty, on and after the date hereof, each reference in the Credit Agreement to “this Agreement,” “hereunder,” “hereof,” “herein” or words of like import referring to the Credit Agreement and each reference in the other Loan Documents to the “Credit Agreement,” “thereunder,” “thereof” or words of like import referring to the Credit Agreement shall mean and be a reference to the Amended Credit Agreement.

1.4                         References. References to Recitals, Sections and Appendices, unless otherwise specified, mean Recitals and Sections of and Appendices to this Amending Agreement.

1.5                         Headings. Section and subsection headings in this Amending Agreement are included for convenience of reference only and do not constitute a part of this Amending Agreement for any other purpose and shall not be given any substantive effect.

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2.                          AMENDMENTS TO CREDIT AGREEMENT AND EXTENSION

2.1                        Current Definitions.

(a)          Associate. The definition of “Associate” is amended to read as follows:

“Associate” has the meaning ascribed to that expression in the ABCA and shall be deemed to include Questfire.”

(b)          Authorized Revolving Amount. Effective upon the completion of the Questfire Transaction, the definition of “Authorized Revolving Amount” in Section 1.1 of the Credit Agreement will be amended by replacing “Cdn. $280,000,000” with “Cdn. $210,000,000”. For greater certainty, in the event that the Questfire Transaction does not close, the Authorized Revolving Amount shall remain at Cdn. $280,000,000.

(c)          Material Contracts. The definition of “Material Contracts” in Section 1.1 is amended to read as follows:

““Material Contracts” means collectively:

(a)          the Debenture Indentures;

(b)          the Technical Services Agreement; and

(c)          any other contract, license or agreement (i) to which the Borrower or any Material Subsidiary is a party, and (ii) which (A) provides for receipts or liabilities in excess of Cdn. $15,000,000 in any financial Year, or (B) the termination or absence of which would have a Material Adverse Effect, provided that the Questfire Debenture is deemed not to be a Material Contract.”

(d)          Material Subsidiary. The definition of “Material Subsidiary” in Section 1.1 of the Credit Agreement is amended to delete from the first and second lines thereof the bracketed words “(other than Longview or any direct or indirect Subsidiary of Longview)” and replace them with “(other than Longview or Questfire or any direct or indirect Subsidiary of Longview or Questfire)”.

(e)          Questfire Debenture. Section 1.1 of the Credit Agreement is amended to add the following defined terms:

““Questfire” means Questfire Energy Corp.

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“Questfire Debenture” means a convertible senior secured debenture granted by Questfire to the Borrower pursuant to a convertible debenture indenture between Questfire and Olympia Trust Company, which debenture is in the principal amount of Cdn. $44,000,000, subject to adjustments under an asset purchase agreement dated as of February 5, 2013 between Advantage as vendor and Questfire as purchaser.

“Questfire Shares” means shares in the capital of Questfire into which the Questfire Debenture is convertible under the terms and provisions of the Questfire Debenture.”

(f)          Term Conversion Date. The definition of “Term Conversion Date” in Section 1.1 of the Credit Agreement is amended to read as follows:

““Term Conversion Date” means, in respect of each Lender, June 13, 2014, as such date may be extended under Section 5.2(b).”

2.2                        Term Conversion Date. Each Lender agrees pursuant to Section 5.2 of the Credit Agreement to extend the Term Conversion Date applicable to such Remaining Lender by 364 days to June 13, 2014.

2.3                        Borrowing Base Limit. Each Lender agrees pursuant to Section 7.1 of the Credit Agreement to maintain the Borrowing Base Limit at Cdn. $300,000,000 until the completion of the Questfire Transaction, whereupon the Borrowing Base Limit will be adjusted under Section 7.3(b)(ii) of the Credit Agreement to Cdn. $230,000,000. In the event that the Questfire Transaction is not completed, the Borrowing Base Limit shall remain at Cdn. $300,000,000 until the Borrowing Base Limit is redetermined in accordance with Article 7 of the Credit Agreement.

2.4                        Additional Reporting if Questfire Debenture Conversion.

(a)          Section 11.1(j) of the Credit Agreement is amended by adding the following to the end:

“In the event that the Questfire Debenture is converted into Questfire Shares, then the financial statements referred to above shall be prepared on both a Consolidated Basis and unconsolidated basis, and the financial statements prepared on an unconsolidated basis shall be prepared in accordance with GAAP and shall separate the statements and results of the Borrower and Questfire.”

(b)          Section 11.1(k) of the Credit Agreement is amended by adding the following to the end:

“In the event that the Questfire Debenture is converted into Questfire Shares, then the financial statements referred to above shall be prepared on both a Consolidated Basis and unconsolidated basis, and the financial statements prepared on an unconsolidated basis shall be prepared in accordance with GAAP and shall separate the statements and results of the Borrower and Questfire.”

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2.5                        Investments in Questfire. Section 11.2 of the Credit Agreement is amended to add the following subsection (m):

“(m)          Investments in Questfire. The Borrower shall not make any investment, directly or indirectly, in Questfire (including without limitation purchasing any Equity Securities or making any kind of advance to Questfire pursuant to a loan, capital contribution or otherwise), other than the Questfire Debenture and the exercise of its conversion rights thereunder.”

2.6                        Limitations on Hedge Transactions. Subsections A and B of Section 11.2(i) of the Credit Agreement are amended to read as follows:

“A.           the aggregate amounts hedged under all Commodity Swap Contracts having a term of three (3) years or less does not exceed 65% of the average daily oil and natural gas production of the Borrower and any Material Subsidiaries, before royalties, during the Quarter immediately preceding any Commodity Swap Contract being entered into, as adjusted for acquisitions, such adjustments to be approved by the Lenders acting reasonably;

B.           the aggregate amounts hedged under all Commodity Swap Contracts having a term of greater than three (3) years but less than or equal to four (4) years does not exceed 50% of the average daily oil and natural gas production of the Borrower and any Material Subsidiaries, before royalties, during the Quarter immediately preceding any Commodity Swap Contract being entered into, as adjusted for acquisitions, such adjustments to be approved by the Lenders acting reasonably;”

2.7                        Consent and Waivers. The Lenders hereby

(a)          consent to the Questfire Transaction;

(b)          waive the restriction on financial assistance provided for in Section 11.2(f) of the Credit Agreement to the extent that the restriction is applicable to the issuance by Questfire to the Borrower of the Questfire Debenture; and

(c)          waive the restriction on dispositions of Borrowing Base Properties provided for in Section 11.2(c) of the Credit Agreement to the extent that the restriction is applicable to the Questfire Transaction.

2.8                        Fee.

(a)          Subject to Section 2.8(b), in consideration of the Lenders agreeing to extend the Term Conversion Date, the Borrower agrees to pay to the Lenders an extension fee calculated on the basis of 10 BPs on New Commitment of each Lender. Such extension fee will be fully earned on the date of the execution and delivery of this Amending Agreement.

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(b)          If the Questfire Transaction is not completed by on or before June 13, 2013, the extension fee payable to the Lenders under Section 2.8(a) will be recalculated on the basis of 10 BPs on the Current Commitment of each Lender, which increased extension fee will be fully earned upon such date and will not be reduced or refunded in the event that the Questfire Transaction is completed after such date.

(c)          The extension fee payable under Section 2.8(a) will be due and payable upon the execution and delivery of this Amending Agreement. If the extension fee is increased pursuant to Section 2.8(b), the difference in the amount of the extension fee calculated under Sections 2.8(a) and 2.8(b) shall be immediately due and payable on June 14, 2013.

2.9                       Lender Commitments. Effective upon the completion of the Questfire Transaction, Schedule “G” to the Credit Agreement (which for certainty is attached as Appendix 1) is hereby replaced by the Schedule “G” attached to this Amending Agreement as Appendix 2. In the event that the Questfire Transaction is not completed, and until such time as the Questfire Transaction is completed, the Commitments of the Lenders as set out on Schedule “G” to the Credit Agreement (in the form attached as Appendix 1) will remain in full force and effect.

3.                         CONDITIONS PRECEDENT TO EFFECTIVENESS

3.1                       Conditions Precedent. The amendments to the Credit Agreement and the consents and waivers by the Lenders provided for in Section 2 shall become effective upon the satisfaction of the following conditions precedent (such satisfaction or waiver of all of the conditions precedent being the “Closing”):

(a)          the representations and warranties contained or adopted herein shall be true and correct as of the date hereof and the Agent shall have received an officer’s certificate from the Borrower certifying that such representations and warranties are and remain accurate as of the date thereof;

(b)          there shall exist no Default or Event of Default as of the date hereof and the Agent shall have received an officer’s certificate from the Borrower certifying this to be the case as of the date thereof;

(c)          the Borrower shall have paid to the Agent the fees payable to the Lenders under Section 2.8(a);

(d)          the Agent shall have received eight (8) original copies of this Amending Agreement, duly executed by the Borrower, the Agent and the Lenders; and

(e)          the Agent shall have received four (4) original copies of an officer’s certificate from the Borrower certifying as to any changes to the constating documents or by-laws since the Closing, the authorization of this Amending Agreement, incumbency and such other matters as the Agent reasonably requires, in form and substance satisfactory to the Agent.

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3.2                        Waiver of Conditions Precedent. The Lenders may waive the conditions precedent set out in Section 3.1 in whole or in part on such terms as they deem appropriate in their absolute discretion.

4.                          REPRESENTATIONS AND WARRANTIES

4.1                        The Borrower hereby represents and warrants to the Agent and the Lenders, and acknowledges that the Agent and the Lenders are relying upon such representations and warranties in entering into this Amending Agreement, and in making the amendments to the Credit Agreement and providing the consents and waivers in Section 2, that as of the date hereof:

(a)          the Borrower has the full corporate power and capacity to enter into this Amending Agreement and to perform its obligations under this Amending Agreement and the Credit Agreement, as amended by this Amending Agreement (the Credit Agreement, as amended by this Amending Agreement, being the “Amended Credit Agreement”);

(b)          the execution and delivery by the Borrower of this Amending Agreement and the performance by the Borrower of its obligations under the Amended Credit Agreement have been duly authorized by all necessary corporate action on the part of the Borrower;

(c)          the execution and delivery by the Borrower of this Amending Agreement and the performance by the Borrower of its obligations under the Amended Credit Agreement do not conflict with or contravene or constitute a default under (i) the constating documents, the by-laws or any resolutions of the Borrower; (ii) any agreement or instrument to which the Borrower is a party or by which it is bound; (iii) the Material Contracts; and (iv) any Applicable Law affecting or in respect of the Borrower or any of its Property, except to the extent that any such conflict, contravention or default would not have a Material Adverse Effect;

(d)          this Amending Agreement has been duly executed and delivered by the Borrower;

(e)          this Amending Agreement and the Amended Credit Agreement are legal, valid and binding obligations of the Borrower, enforceable against the Borrower by the Agent and the Lenders in accordance with their terms, except as enforceability may be limited by general principles of equity and by bankruptcy, insolvency, reorganization or similar laws affecting creditors rights generally;

(f)          the representations and warranties contained in Section 10.1 of the Credit Agreement (other than those in Subsections 10.1(q)(i), 10.1(r) and 10.1(s) of the Credit Agreement) are and will be true, correct and complete in all material respects on and as of the date hereof, except to the extent such representations and warranties specifically relate to an earlier date;

(g)          as of the Third Amendment Closing Date, the Borrower has given to the Agent all material information in its possession or available to it and relevant to the assessment of credit facilities of the type provided under the Credit Agreement, and in addition, all information necessary to make any statements contained herein not misleading in the light of the circumstances in which they were given;

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(h)          as of the Third Amendment Closing Date, (1) the Equity Securities of the Borrower continue to be publicly listed, (2) the Borrower is the legal and beneficial owner of all of the issued and outstanding Equity Securities in Best Pacific (US) Inc. and Sound Energy Trust, neither of which are Material Subsidiaries, (3) Sound Energy Trust is the legal and beneficial owner of all issued and outstanding Equity Securities in Sound 1 Trust, and Sound 1 Trust is not a Material Subsidiary, and (4) the Borrower owns approximately 45.2% of the issued and outstanding Equity Securities in Longview; and

(i)          as of the Third Amendment Closing Date, the 5.00% convertible extendible unsecured subordinated debentures in the principal amount of $86,250,000 as at December 31, 2012 constitute all of the issued and outstanding debentures under any Debenture Indenture.

5.                         MISCELLANEOUS

5.1                       Credit Agreement and other Loan Documents. Except as specifically amended by this Amending Agreement, the Credit Agreement and all other Loan Documents shall remain in full force and effect and are hereby ratified and confirmed.

5.2                       Waivers. The execution, delivery and performance of this Amending Agreement shall not, except as expressly provided herein, constitute a waiver of any provision of, or operate as a waiver of, any right, power or remedy of the Agent or the Lenders under the Credit Agreement or any of the other Loan Documents.

5.3                       Fees and Expenses. The Borrower acknowledges that all reasonable costs, fees and expenses as described in Section 3.3 of the Credit Agreement incurred by Agent and its counsel with respect to this Amending Agreement shall be for the account of Borrower.

5.4                       Applicable Law. This Amending Agreement and the rights and obligations of the Parties hereunder shall be governed by, and shall be construed and enforced in accordance with, the internal laws of the Province of Alberta and the federal laws of Canada applicable therein.

5.5                       Counterparts. This Amending Agreement may be executed in any number of counterparts and by different Parties in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument. Signature pages may be detached from multiple separate counterparts and attached to a single counterpart so that all signature pages are physically attached to the same document. Faxed or electronic copies of signatures shall be treated as originals for all purposes.

THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK

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IN WITNESS WHEREOF, the Parties have caused this Amending Agreement to be duly executed and delivered by their respective officers thereunto duly authorized as of the date first written above.

BORROWER:		AGENT:

ADVANTAGE OIL & GAS LTD.		THE BANK OF NOVA SCOTIA
Per:		Per:

signed ("Craig Blackwood")		signed by ("Robert Boomhour")
Name:	Craig Blackwood	Name:	Robert Boomhour
Title:	Vice President, Finance	Title:	Director

signed by ("Clement Yu")
		Name:	Clement Yu
		Title:	Associate Director

LENDERS:

THE BANK OF NOVA SCOTIA		NATIONAL BANK OF CANADA
Per:		Per:

signed by ("Albert Kwan")		signed by ("Mark Williamson")
Name:	Albert Kwan	Name:	Mark Williamson
Title:	Director	Title:	Authorized Signatory

signed by ("Beau Filkowski")		signed by ("Greg Steidl")
Name:	Beau Filkowski	Name:	Greg Steidl
Title:	Associate	Title:	Authorized Signatory

ROYAL BANK OF CANADA		CANADIAN IMPERIAL BANK OF COMMERCE
Per:		Per:

signed by ("Lillian D'Aleo")		signed by ("Todd Burton")
Name:	Lillian D'Aleo	Name:	Todd Burton
Title:	Authorized Signatory	Title:	Director

signed by ("Graydon Falls")
Name:		Name:	Graydon Falls
Title:		Title:	Authorized Signatory

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UNION BANK, CANADA BRANCH		ALBERTA TREASURY BRANCHES
Per:		Per:
signed by ("Larry Sagriff")		signed by ("Christopher L. Edel")
Name:	Larry Sagriff	Name:	Christopher L. Edel
Title:	Vice President	Title:	Director

signed by ("Sonia Barr")
Name:		Name:	Sonia Barr
Title:		Title:	Associate Director

WELLS FARGO BANK, N.A., CANADA BRANCH
Per:
signed by ("David Foltz")
Name:	David Foltz
Title:	Managing Director

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APPENDIX 1 – current commitments

SCHEDULE “G”

ADVANTAGE OIL & GAS LTD.

FIFTH AMENDED AND RESTATED SYNDICATED CREDIT AGREEMENT

SCHEDULE OF LENDERS AND THEIR COMMITMENTS

	Name and address of Lenders	Revolving Commitments
1.	The Bank of Nova Scotia Oil, Gas & Pipelines 2000 700 2nd Street S.W. Calgary, Alberta, T2P 2N7	Cdn. $80,150,000
2.	National Bank of Canada 18th Floor, 311 - 6th Avenue SW Calgary, AB T2P 3H2	Cdn. $48,900,000
3.	Royal Bank of Canada Corporate Banking, RBC Capital Markets 11th Floor, 335 – 8th Avenue S.W. Calgary, Alberta, T2P 1C9	Cdn. $48,900,000
4.	Canadian Imperial Bank of Commerce Oil & Gas Group 9th Floor Bankers Hall 855 - 2nd Street SW Calgary, Alberta T2P 2P2	Cdn $30,000,000
5.	Union Bank, Canada Branch Suite 730, 440 2nd Avenue SW Calgary, Alberta T2P 5E9	Cdn $30,000,000
6.	Alberta Treasury Branches 600 444-7th Avenue S.W. Calgary, Alberta T2P 0X8	Cdn $25,000,000
7.	Wells Fargo Bank, N.A., Canada Branch 2711 - 308, 4th Ave SW Calgary, AB T2P 0H7 (Attention: Victor Martinez)	Cdn $17,050,000
	Aggregate Commitments	Cdn. $280,000,000

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APPENDIX 2 – New commitments

SCHEDULE “G”

ADVANTAGE OIL & GAS LTD.

FIFTH AMENDED AND RESTATED SYNDICATED CREDIT AGREEMENT

SCHEDULE OF LENDERS AND THEIR COMMITMENTS

	Name and address of Lenders	Revolving Commitments
1.	The Bank of Nova Scotia Oil, Gas & Pipelines 2000 700 2nd Street S.W. Calgary, Alberta, T2P 2N7	Cdn. $
2.	National Bank of Canada 18th Floor, 311 - 6th Avenue SW Calgary, AB T2P 3H2	Cdn. $37,000,000
3.	Royal Bank of Canada Corporate Banking, RBC Capital Markets 11th Floor, 335 – 8th Avenue S.W. Calgary, Alberta, T2P 1C9	Cdn. $37,000,000
4.	Canadian Imperial Bank of Commerce Oil & Gas Group 9th Floor Bankers Hall 855 - 2nd Street SW Calgary, Alberta T2P 2P2	Cdn $22,000,000
5.	Union Bank, Canada Branch Suite 730, 440 2nd Avenue SW Calgary, Alberta T2P 5E9	Cdn $22,000,000
6.	Alberta Treasury Branches 600 444-7th Avenue S.W. Calgary, Alberta T2P 0X8	Cdn $19,000,000
7.	Wells Fargo Bank, N.A., Canada Branch 2711 - 308, 4th Ave SW Calgary, AB T2P 0H7 (Attention: Victor Martinez)	Cdn $13,000,000
	Aggregate Commitments	Cdn. $210,000,000

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